UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            St. Joseph Energy, Inc.
                            -----------------------
               (Name of Small Business Issuer in its charter)

      Colorado                                      CH47-0844532
...........................                     ........................
(State or other jurisdiction           (IRS Employer Identification Number)
of incorporation or organization)


906 East 7th Street Hasings, Nebraska               68901
......................................	    .........................
(Address of principal executive offices)         (Zip Code)


Issuer's Telephone Number:  (402) 461-4957
                            --------------

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class                             Name of each exchange
                                                on which registered:

       [None]                                          [None]
 ...................                             ...................

Securities to be registered pursuant to section 12 (g) of the Act:


                         Common stock par value $0.001
                         .............................
                               (Title of Class)



                         .............................
                               (Title of Class)

                            St. Joseph Energy, Inc.

                                   FORM 10-SB
                               TABLE OF CONTENTS

                                    PART I


Item 1  Description of Business...........................................1

Item 2  Management's Discussion and Analysis or Plan of Operation.........6

Item 3  Description of Property...........................................8

Item 4  Security Ownership of Certain Beneficial Owners and Management....8

Item 5  Directors, Executive Officers, Promoters and Control Persons......9

Item 6  Executive Compensation...........................................11

Item 7  Certain Relationships and Related Transactions...................11

Item 8  Description of Securities........................................11

                                    PART II

Item 1  Market Price of Securities and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters......................13

Item 2  Legal Proceedings................................................13

Item 3  Changes and Disagreements with Accountants.......................13

Item 4  Recent Sales of Unregistered Securities..........................13

Item 5  Indemnification of Directors and Officers........................14


                                    PART F/S

Financial Statements.....................................................16

        Audited balance sheet as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 2001.

                                   PART III

Item 1  Index to Exhibits................................................16

Item 2  Description of Exhibits..........................................16

                          FORWARD LOOKING STATEMENTS

St. Joseph Energy, Inc. ("St. Joseph" or the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect St. Joseph's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of St. Joseph. For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.


                                    PART I
                                    ______
ITEM 1.    DESCRIPTION OF BUSINESS

Business
________


Business

(a)   Business Development

St. Joseph Energy, Inc. ("St. Joseph" or the "Company") was organized as a Colorado Corporation on March 19, 1999. On March 19, 2001, St. Joseph changed its corporate name from Pottery Connection, Inc. to St. Joseph Energy, Inc. in anticipation of changing its business purpose to the exploration and development of oil and gas properties. However, after one business endeavor with an oil well, St. Joseph has elected to abandon that endeavor and return to its original business purpose.

(b)   Business of St. Joseph

St. Joseph was originally organized to produce and sell pottery of all forms, as well as, publish and sell, on both a wholesale and retail basis; (i) limited edition fine art lithographs, serigraphs, bas-reliefs, sculptures, acquatints and etchings; (ii) oil and acrylic paintings and other original works of art; and (iii) posters, and limited editions of other pottery artifacts. St. Joseph proposes to develop a web site to further its own identification and to enhance sales. St Joseph over the last twenty-eight (28) months has achieved its purpose to a limited extent.

Mr. David Johnson, the president and a director of St. Joseph, has spent a limited amount of time consulting other artists and attending art shows in the Midwest. Mr. Johnson will continue to attend and show his art on behalf of St. Joseph at various galleries throughout the United States in order to promote the art produced by St. Joseph as well as the art of other artists. St. Joseph also purchases art for resale and accepts art on consignment and takes a percentage of the sale price.

While St. Joseph has been in existence three (3) years and four (4) months, St. Joseph is still considered a development stage company.

Revenues are generated from retail and wholesale sales of fine art to a local, and national clientele. In addition to the walk-in business at galleries, St. Joseph utilizes direct marketing methods to locate clients around the United States. St. Joseph, in the near future proposes to reach out to an international clientele.

Art Market Analysis

According to statistics reported by the U.S. Bureau of the Census and the Bureau of Labor Statistics, the worldwide art market accounts for sales of approximately $68 billion annually. The average price per piece was approximately $2,160. The customer base is composed of individuals, corporations, museums, nonprofit organizations, and others. There are an estimated 18 million prospective art buyers in the world.

In 1996, Christies and Sothebys reported gross sales revenues of $1.3 billion each. While Christies and Sothebys command the largest market share, combined they do not account for 5.5% of the market. In the U.S. there are approximately 150,000 art galleries, which are part of a worldwide network of approximately 1,000,000 galleries. The U.S. galleries are supplied by some 500,000 working artists.

The industry has five (5) distinct business segments as presented below:

1. Galleries. The gallery segment is composed of three categories: fine art dealers, print dealers, and poster dealers. Fine art dealers specialize in original works and number about 5,000 in the U.S. Print dealers offer signed copies of original works. Seventy percent of all art sales are of prints, thirty percent are originals. Poster dealers sell inexpensive, unsigned copies of original works.

2. Artists. Of the 500,000 artists in the U.S., a majority do not market their work effectively.

3. Interior Designers and Architects. There are approximately on million interior designers and architects in the U.S. These individuals are computer literate and would make use of St. Joseph's data base of art to complete their projects more efficiently. Their time spent searching for art pertaining to a particular project would be minimized which could result in a cost saving to their clients.

4. Advertising Agencies and Graphic Designers. According to Census Bureau statistics complied in 1992, there are 300,000 professionals in this field. St. Joseph's inventory of art would represent a wealth of images for their advertising assignments and design projects.

5. Other. This segment includes appraisers, insurance companies and banks, trust managers, museums, collectors, schools, universities, and art publishers.


                                 RISK FACTORS
                                 ____________

1. LIMITED 0PERATING HISTORY. St. Joseph was organized on March 19, 1999, as Pottery Connection, Inc. in the State of Colorado, and has little operating history and is still in the Development Stage. St. Joseph is, in essence, a new venture and no assurance can be given that St. Joseph will be successful. Accordingly, St. Joseph's lack of operating history, prohibits an effective evaluation of the potential success of St. Joseph.

St Joseph's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the Pottery and Fine Art industry, and other business opportunities. (See "Competition" and "MANAGEMENT".

St. Joseph's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success for St. Joseph must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which St. Joseph operates. There can be no assurance that St. Joseph will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative. (See "FINANCIAL STATEMENTS" AND "DILUTION".)

2. CONVLICTS OF INTEREST - GENERAL. St. Joseph's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. (See "MANAGEMENT - - Directors and Officers").

3. LACK OF MARKET STUDY. St. Joseph has not requisitioned a formal State or regional wide marketing study by an independent marketing organization for its own purposes, therefore, there can be no assurance that there is sufficient demand to support St. Joseph's anticipated business.

4. RELIANCE UPON OFFICERS AND CONSULTANTS. The ability of St. Joseph to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

5. KEYMAN INSURANCE. St. Joseph has not obtained keyman insurance on its CEO and COO. The loss of either party would have an adverse affect on St. Joseph.

6. UNCERTAINTY OF THE POTTERY AND FINE ART MARKET. St. Joseph's products are sold in an uncertain market. The price at which a piece of pottery or fine art may be sold and the profit to be made from the sale are generally dependent on the size and quality of the piece, the size of the edition, trends in collectors' tastes and the reputation of the artist executing the piece. Although St. Joseph will take steps through advertising and promotion to enhance the public's recognition of its artists, no assurances can be made as to the future worth of any of the pieces commissioned or sold by St. Joseph.

7. EFFECT OF ECONOMIC CONDITION. Demand for the art sold by St. Joseph and hence St. Joseph's business could be adversely affected by future changes in general economic conditions.

8. COMPETITION. The distribution and sale of works of pottery and fine art and posters at both the retail and wholesale levels is highly competitive. There is a large number of art galleries and art dealers which compete in virtually every market in which St. Joseph operates, except where St. Joseph may enjoy exclusive production and/or distribution rights. St. Joseph also competes with mail-order houses and other retailers who sell original works of pottery and fine art, reproductions and posters. Some of these competitors may be larger, may have greater financial resources or may have more expertise than St. Joseph.

9. UNCERTAINTY OF RETAIL ART GALLERIES. St. Joseph proposes to open a Company-owned retail art gallery. The likelihood of success of the gallery must of course, be considered in light of the risks inherent in the establishment of this type of retail business enterprise in the chosen location, and there can be no assurance that the operations of the gallery will be profitable to St. Joseph.

10. LIMITED ENDEAVORS. While St. Joseph may have access to other business opportunities, St. Joseph's financial resources are limited and, thus, may not be able to generate sufficient revenues to make those endeavors profitable. Therefore, the risks may out weigh any profits.

11. LIMITED WORKING CAPITAL. Funds which will be available to the Company from the proceeds of this offering are budgeted to provide part of the funds needed for the operation of the Company's business and, therefore, are sufficient to conduct only a limited amount of activity. Hence, the continued operation of the Company will be dependant on its ability to generate revenues from its operations.

There is no assurance that revenues can be generated or, if not, that such arrangements will be on terms favorable to the company. If the Company's business operations are not successful so that the Company is unable to generate sufficient revenues to obtain additional financing, any investment in the Company may be lost.

12. SHARES ELIGIBLE FOR FUTURE SALE. The availability for sale, as well as actual sales, of currently outstanding shares of Common Stock may have a depressive effect upon the prevailing market price of the Common Stock and might adversely affect the terms at which St. Joseph may be able to obtain additional equity financing. The shares of current management are eligible for sale pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act") in March of 2001.

13. DIVIDENDS ON COMMON STOCK. St. Joseph does not anticipate paying any cash dividends on its Common Stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. There can be no assurance that the operations of St. Joseph will result in sufficient revenues to enable St. Joseph to operate at profitable levels or to generate a positive cash flow. Therefore, investors who anticipate the need for an immediate income, in the form of dividends on their Common Stock should refrain from purchasing the shares being offered.

14. ARBITRARY OFFERING PRICE. The offering price of the Shares has been determined by the Company and others based primarily upon their experience in the field, the expenses to paid as a result of this offering, the cost of financing, and the cost of organizing the Company. No assurance is or can be given that the Shares, if transferable, could be sold for the offering price or for any amount.

Exploration and Development Expenditures
________________________________________

St. Joseph, formerly known as "Pottery Connection, Inc.", entered into a Memorandum Agreement with LDC Operating, Inc. ("LDC") regarding the Lyons Leases in the South Thornwell field of Jefferson Davis Parish, Louisiana and Red River Parish, Louisiana on November 2, 2000. LDC represented to St. Joseph that it owned 100% of the working interest, with a landowner royalty of 25%, in the Lyons leases comprising approximately 1,088 surface acres in the South Thornwell field. LDC also represented that it owned 100% of the working interest in the Red River Bull Bayou leases comprising of approximately 7,000 acres, with a landowner royalty of 25%, and that there were no outstanding liens or encumbrances on the property.

Additionally, LDC represented that it was actively at work on the Mesa Lyons #1 Well to attempt to re-complete the well in the Camerina Sands from greater than 12,000 feet.

LDC required immediate funds in the sum of $200,000 to finish the re-completion of the Mesa Lyons #1 Well.

St. Joseph agreed to provide $200,000 to complete the re-completion of the Mesa Lyons #1 Well. In consideration for the $200,000, LDC agreed to assign a 30% working interest in the entire lease of the South Thornwell field to St. Joseph. LDC further agreed to assign 100% of the working interest in the entire lease of the 7,000 surface acres in the Red River Bull Bayou field in the Red River Parish, Louisiana. In addition, LDC agreed to preferential payments equal to the partners, which are non-consent on the Lyons #1 Well until such time as the $200,000 was repaid to St. Joseph.

St. Joseph borrowed the $200,000 from a Mr. Clark Addison by virtue of a note dated November 2, 2000. The note was for a period of one year and bears interest at the rate of 10% per annum.

St. Joseph infused a total of $335,000 into the LDC project. St. Joseph, on August 13, 2001 determined that LDC was in default for non-performance. The Company, on August 10, 2001, assigned all of its rights, titles, and interest in the properties described in the Memorandum of Agreement that the parties executed on November 2, 2000 to Mr. Clark Addison. Mr. Addison, by a Letter of Understanding, accepted all of the rights, titles, and interest St. Joseph had in the properties described in the Memorandum Agreement in lieu of the repayment of the $200,000.


Employees
_________

St. Joseph currently has no employees and does not contemplate hiring any employees until management believes it is necessary.


Patents and Trademarks
______________________

St. Joseph does not own, either legally or beneficially, any patent or trademark.


Reports to Security Holders
___________________________

St. Joseph will send an annual report, together with audited Financial Statements of St. Joseph to security holders.

St. Joseph does not presently file reports with the Securities and Exchange Commission.

Any member of the public may read and copy any materials St. Joseph files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB. As described elsewhere in this Form 10-SB, St. Joseph is a development stage company. As of the date of this registration Statement, St. Joseph is in the business of producing and selling pottery in/of all forms and does not have a current source of revenue at this time.

RESULTS OF OPERATION.

In 2000, St. Joseph invested $335,000 in two oil and gas properties through an agreement with LDC Operating, Inc., an unrelated third party, who owned the working interests in the properties. St. Joseph borrowed $200,000 from an individual and used a portion of the proceeds from its stock offering to make the investment. In August 2001, St. Joseph assigned all of its rights in the properties to the lender in satisfaction of the $200,000 debt and wrote-off the investment as a total loss.

St. Joseph does not expect any significant changes in the number of its employees within the next 12 months.

Revenues

As of the year ended December 31, 2001, St. Joseph did not generate any revenues as compared to generating no revenues for the year ended December 31, 2000.

Operating Expenses

For the year ended December 31, 2001, St. Joseph had total operating expenses of $140,161 and $5,444 total operating expenses for the same period ended December 31, 2000. The increase in total operating expenses was due to a failed effort in the rework of an oil well in the State of Louisiana.

For the six month period ending June 30, 2002, St. Joseph had total operating expenses of $4,520 (unaudited) as compared to $4,266 (unaudited) for the same period ending June 30, 2001.

Operating Loss

As of the year ended December 31, 2001, St. Joseph incurred a net loss before income taxes of ($152,328) as compared to a net loss before income taxes of ($8,777) for the year ended December 31, 2000. The increase in the net loss was a result of a failed effort in the rework of an oil well in the State of Louisiana.

For the six month period ended June 30, 2002, St. Joseph incurred a net loss before income taxes of ($4,520) (unaudited) and compared to a net loss before income taxes of ($4,266) (unaudited) for the six month period ended June 30, 2002.

As at December 31, 2001, St. Joseph had no accounts payable and $1,500 (unaudited) in accounts payable at June 30, 2002.

St. Joseph has an accumulated deficit from March 19, 1999 (date of inception) to December 31, 2001 of ($172,294) and ($176, 814) through June 30, 2002.
Additionally, for the year ended December 31, 2001, St. Joseph's had a total shareholders' equity of $11,026 and $17,706 (unaudited) for the period ended June 30, 2002.

Income Taxes

At December 31, 2001, St. Joseph's current tax benefit consisted of a net tax asset of $49,069, due to operating loss carryforwards of $165,694, which was fully allowed for, in the valuation allowance of $49,069. The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 1999 were $45,956, $1,259 and $1,854, respectively.  Net operating loss carryforwards will expire through 2021.

At June 30, 2002, the Company's current tax benefit consisted of a net tax asset of $49,724 (unaudited), due to operating loss carryforwards of $169,014 (unaudited), which was fully allowed for, in the valuation allowance of $49,724 (unaudited). The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the six months ended June 30, 2002 totalled $655.

Liquidity and Financial Resources

St. Joseph had working capital of $2,830 at December 31, 2001, compared to working capital of $20,226 at December 31, 2000. For the fiscal year ended December 31, 2001, cash used in operating activities was ($16,362), as compared to ($1,067) for the fiscal year ended December 31, 2000. For the fiscal year ended December 31, 2001, cash used in investing activities was ($5,435) as compared to using ($135,000) for the fiscal year ended December 31, 2000. For the fiscal year ended December 31, 2001, financing activities provided no cash as compared to $150,000 for the year ended December 31, 2000. Net cash decreased by $21,797 for the fiscal year ended December 31, 2001 as compared to an increase of $13,933 for the fiscal year ended December 31, 2000.

St. Joseph had working capital of $11,312 (unaudited) at June 30, 2002, compared to working capital of $15,480 (unaudited) at June 30, 2001. For the period ended June 30, 2002, cash used in operating activities was ($18), as compared to ($2,644) for the period ended June 30, 2001. For the period ended June 30, 2002, there was no cash used in investing activities as compared to using ($5,435) for the for the period ended June 30, 2001. For the period ended June 30, 2002, financing activities provided $10,000 as compared to providing no cash for the period ended June 30, 2001. Net cash increased by $9,982 for the for the period ended June 30, 2002 as compared to a decrease of ($8,079) for the for the period ended June 30, 2001.

For the fiscal years ended December 31, 2000 and December 31, 2001 to June 30, 2002, St. Joseph raised $160,000 through the issuance of 640,000 shares of its $.001 par value common stock, as follows:

During November and December of 2000, St. Joseph sold an additional 600,000 shares of its common stock for $.25 per share pursuant to the exemptions a fforded by Section 4(2) of the Securities Act of 1933, as amended. St. Joseph received gross proceeds of $150,000.

During June 2002, St. Joseph sold an additional 40,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended. St. Joseph received gross proceeds of $10,000.

For the next 12 months, St. Joseph proposes to satisfy its cash requirements by increasing sales, raise capital by virtue of a private placement and/or a public offering.

ITEM 3.	PROPERTIES

St. Joseph presently owns no properties. Mr. David Johnson, an officer and director of St. Joseph, provides office space and telephone at no cost to St. Joseph.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to St. Joseph to be the beneficial owner of more than five percent (5%) of St. Joseph's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of St. Joseph, as a group:


                   Name and Address         Amount of Beneficial   Percentage
Title of Class    of Beneficial Owner           Ownership (1)       of Class
--------------    -------------------       --------------------   ----------

Common Stock      Dave Johnson                   800,000             29.19%
                  906 E. 7th Street
                  Hastings, Nebraska 68901

Common Stock      Kenneth L. Johnson             200,000              7.30%
                  4335 South Street
                  Lincoln, Nebraska 68506

Common Stock      Frank H. Rodriguez             250,200              9.13%
                  555 E. 10th Ave, #105
                  Denver, Colorado 80203

Common Stock      Frank Davis                    250,000              9.12%
                  4903 36th St.
                  Columbus, NE 68601

Common Stock      Mark Johnson                   250,000              9.12%
                  14924 Mandeson Plaza,
                  Suite 303
                  Omaha, NE 68116

Common Stock      Tom Johnson                    250,000              9.12%
                  8914 Starlamp Lane
                  Huston, TX 77095

Common Stock      Lisa Allison                   200,000              7.30%
                  1516 Dahlia Court
                  PFlugerville, TX  78660

Common Stock      Clark Addison                  200,000              7.30%
                  113 Carter Lake Club
                  Carter Lake, Iowa 51510

                  Officers and Directors
                  and 5% shareholders as
                  a group (8 in number)        2,400,200             87.56%
-------------     -----------------------      ---------            --------
[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
[2]  No security holder listed above owns any warrants, options or rights.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of St. Joseph, their present positions with St. Joseph, and their biographical information.

Directors and Officers
______________________

The Directors and Officers of St. Joseph are as follows:

Name			 	Age			 Position
----                            ---                     -----------

Dave O. Johnson(1) 	 	24			Director, President
Kenneth L. Johnson(1) (2)	44			Director Secretary/
                                                          Treasurer
Frank H. Rodriguez		59			Director Vice President

(1) These persons may be deemed "promoters" of St. Joseph as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(2)  Mr. Kenneth L. Johnson is the uncle of David O. Johnson

All Directors of St. Joseph will hold office until the next annual meeting of shareholders of St. Joseph or until their successors are duly elected and qualified.

The Officers of St. Joseph are elected by the Board of Directors at the first meeting after each annual meeting of St. Joseph's shareholders, and hold office until their death, or until they shall resign or have been removed.

Officers and Directors

DAVIC O. JOHNSON-DIRECTOR/PRESIDENT. Mr. Johnson has been a Director and President of St. Joseph since the inception of the company. Mr. Johnson has created art and has displayed his work at numerous art shows in the local area and continues to participate in art shows. Mr. Johnson graduated from Hastings College in Hastings, Nebraska in May of 2001 with a Bachelor of Arts Degree in Studio Art and a Minor in Art History. Mr. Johnson graduated with distinction and was the recipient of the distinguished William Hicks Art Scholarship to study in Paris, France. Mr. Johnson was also awarded a Brigade Coin, one of the highest honors the military awards during training, for his creativity in designing and painting a mural representing a his company's mascot. Mr. Johnson is a member of the United States Army Reserve.

KENNETH L. JOHNSON-SECRETARY/TREASURER. Mr. Johnson has been a Director and Secretary/Treasurer since April 5, 2000. Mr. Johnson has been employed with the Nebraska Book Company in Lincoln, Nebraska as its Customer Service Representative since 1997. From 1993 to 1997, Mr. Johnson was the Vice President of Founders Book Stores in Bennet, Nebraska. Mr. Johnson graduated from Hastings College in Hastings, Nebraska with a Bachelor of Arts in Business Administration in 1985.

FRANK RODRIGUEZ-DIRECTOR/VICE PRESIDENT. Mr. Rodriguez has been a Director of the Company since November of 2000. Mr. Rodriguez, since 1992 to the present is the Program Coordinator for Community College of Denver ("CCD") where he is responsible for the coordination of CCD's Cooperative Education Program. Mr. Rodriguez provides leadership to and counsels students while initiating job placement and job development for CCD's student body. Mr. Rodriguez from 1991 to 1992 was an Employment Counselor for Servicios de la Raza of Denver, Colorado, where he identified and secured employment avenues for a special needs population. Mr. Rodriguez from 1988 to 1992 was employed as an Amnesty Coordinator and Field Representative located in Denver, Colorado and was responsible for the recruitment for the Amnesty Legalization Program and provided assistance to rural clients in document preparation for the program eligibility. Mr. Rodriguez from 1979 to 1988 was employed as an Insurance Broker with Prudential Insurance Company of America and sold life, health, property and casualty insurance while developing a client base. Mr. Rodriguez graduated from the University of Wyoming with a Bachelor of Science Degree in Political Science.

No executive compensation is contemplated as salaries. However, executives will be compensated at normal industry rates for specific services preformed for St. Joseph.

Promoters

St. Joseph does not have any promoters other than the directors or officers of St. Joseph.

Control Persons

Other than the directors or officers of St. Joseph, which are considered control persons of St. Joseph, there are no persons holding greater than 20% of the issued and outstanding shares of St. Joseph.

ITEM 6.  EXECUTIVE COMPENSATION

St. Joseph as of the fiscal year ended December 31, 2000, did not compensate any of its Officers or Directors for their services. However, St. Joseph may, during the course of the current year, decide to compensate its Officers for their services and to compensate its Directors for serving on St. Joseph's Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of St. Joseph, nor any proposed nominee for election as a Director of St. Joseph, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of St. Joseph, nor any promoter of St. Joseph, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of St. Joseph's incorporation or in any presently proposed transaction which, in either case, has or will materially affect St. Joseph. St. Joseph has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
____________

The authorized capital stock of St. Joseph consists of 100,000,000 shares of $.001 par value Common Stock of which 2,741,720 are issued and outstanding. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of St. Joseph could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of St. Joseph, the assets of St. Joseph, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of St. Joseph and have no right to require St. Joseph to redeem or purchase their shares, The shares of Common Stock presently outstanding are, and the share of Common Stock to be sold pursuant to this Offering will be, upon issuance, fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of St. Joseph, out of funds legally available therefore. St. Joseph has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Preferred Stock
_______________

St. Joseph is authorized to issue 25,000,000 shares of Preferred Stock, no par value, of which no shares have been issued and outstanding or subscribed for as of the date hereof.

In general, any of St. Joseph's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of St. Joseph may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. As of the date of this Memorandum, no shares of the Preferred Stock have been issued. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing change in control of St. Joseph without any further action by shareholders.


Dividends
_________

St. Joseph has never paid a cash dividend on its Common Stock nor does St. Joseph anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of St. Joseph not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon St. Joseph's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.


Warrants
________

St. Joseph does not have any warrants to purchase securities of St. Joseph outstanding.


Options
_______

St. Joseph does not have any options to purchase securities of St. Joseph outstanding. St. Joseph may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.


Transfer Agent
______________

St. Joseph has selected National Stock Transfer, located at, 1512 S. 1100 East, Suite B, Salt Lake City, Utah 84105, telephone number (801) 485-7978, as its Transfer Agent. National Stock Transfer provides services to keep shareholders up-to date on shareholder meetings and management reports.

                                   PART II

ITEM 1. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for St. Joseph's Common Stock. St. Joseph intends to apply to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 2,701,720 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and St. Joseph has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders. None of the holders of St. Joseph's common shares have any right to require St. Joseph to register its common shares pursuant to the Securities Act of 1933, as amended.

Holders - As of the date of this registration statement, there are eighty-one
(81) holders of record of St. Joseph's Common Stock.

Dividends - St. Joseph has not declared any cash dividends since inception.


ITEM 2.  LEGAL PROCEEDINGS

There are no current or pending material legal proceedings to which St. Joseph is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

St. Joseph has had no changes in or disagreements with its accountants since its inception on March 19, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

St. Joseph has outstanding, 2,741,720 shares of Common Stock. Of these shares, 301,720, are freely tradable without restriction (except for restrictions imposed by certain State regulatory authorities) or registration under the Act, except that any shares purchased by an "affiliate" of St. Joseph (as defined in the rules and regulations promulgated under the Act). The remaining, 2,440,000 shares of outstanding Common Stock were issued by St. Joseph in private transactions in reliance upon exemptions from registration under the Act. Such shares may be sold only pursuant to an effective Registration Statement filed by St. Joseph or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Act.

In March 1999, St. Joseph, pursuant to an exemption afforded by Section 4(2) of the Securities Act of 1933, as amended, sold 2,000,000 shares of the Company's $.001 par value shares, to its directors for $2,000.00.

From March of 1999 through April 7, 1999, St. Joseph issued 101,720 shares of its $.001 par value common stock to 73 individuals pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder at an average price of $.25 per share for a total of $25,430.

During November and December of 2000, St. Joseph sold an additional 600,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $150,000.

During June 2002, St. Joseph sold an additional 40,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $10,000.

In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of St. Joseph, may sell shares of Common Stock, after at least one year has elapsed since such shares were acquired from St. Joseph or an affiliate of St. Joseph. The number of shares of Common Stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of St. Joseph (and who has not been an affiliate of St. Joseph for 90 days prior to the sale) and who has beneficially owned shares acquired from St. Joseph or an affiliate of St. Joseph for over two years may resell the shares of Common Stock without compliance with the foregoing requirements under Rule 144.

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of St. Joseph provide the following provisions:

THIRD PARTY ACTIONS. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

DERIVATIVE ACTIONS. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

EXTENT OF INDEMNIFICATION. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

DETERMINATION. Any indemnification under sections 1 and 2 of this Section (Article VI) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 1 and 2 of this Article VI. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

PAYMENT IN ADVANCE. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in Section 4 of this Article VI upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

INSURANCE. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

OTHER COVERAGE. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

				   PART F/S
                                   ________
FINANCIAL STATEMENTS

                           ST. JOSEPH ENERGY, INC.
                       FINANCIAL STATEMENTS AND REPORT
                 OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audited balance sheet as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 2001.
                                  PART III
                                  ________

ITEM 1.	INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.                    Description of Document
-----------                    -----------------------
  3(i)           Articles of Incorporation of St. Joseph Energy, Incorporated

  3(ii)          Amended Articles of Incorporation

  3(iii)         Bylaws of St. Joseph Energy, Incorporated

  4.0            Specimen form of Registrant's common stock.


ITEM 2.  DESCRIPTION OF EXHIBITS

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 St. Joseph Energy, Inc.

Date:  July 22, 2002                             /s/David Johnson
                                                 ------------------
                                                 by: Dave O. Johnson
                                                     President

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                        Index to Financial Statements

                                                                            Page
                                                                            ____

Report of Independent Auditors...............................................F-2

Balance Sheets at December 31, 2001 and June 30, 2002 (unaudited)............F-3

Statements of Operations for the years ended December 31, 2001 and
  2000, from March 19, 1999 (inception) through December 31, 2001, for the six months ended June 30, 2002 (unaudited) and 2001 (unaudited)
  and March 19, 1999 (inception) through June 30, 2002 (unaudited)...........F-4

Statement of Changes in Shareholders' Equity for the period from
  March 19, 1999 (inception) through December 31, 2001 and from
  January 1, 2002 through June 30, 2002 (unaudited)..........................F-5

Statements of Cash Flows for the years ended December 31, 2001 and
  2000, from March 19, 1999 (inception) through December 31, 2001, for the six months ended June 30, 2002 (unaudited) and 2001 (unaudited)
  and March 19, 1999 (inception) through June 30, 2002 (unaudited)...........F-7

Notes to Financial Statements................................................F-8

                        Report of Independent Auditors

To the Board of Directors and Shareholders
St. Joseph Energy, Inc.


We have audited the balance sheet of St. Joseph Energy, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph Energy, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant operating losses since inception. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Cordovano and Harvey, P.C.
Denver, Colorado
July 3, 2002

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                                Balance Sheets

                                                     December 31,     June 30,
                                                         2001           2002
                                                     ____________    ___________
                                                                     (Unaudited)

                                    Assets
Current assets:
  Cash................................................$   1,762       $  11,744
  Inventory, at cost..................................    1,068           1,068
                                                      ---------       ---------
       Total current assets...........................    2,830          12,812

Property and equipment, net (Note 3)..................    8,196           6,394
                                                      ---------       ---------

                                                      $  11,026       $  19,206
                                                      =========       =========


                     Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities............$       -       $   1,500
                                                      ---------       ---------
       Total current liabilities......................        -           1,500
                                                      ---------       ---------

Shareholders' equity (Note 5):
  Preferred stock, $.001 par value; 25,000,000
    shares authorized, -0- and -0- shares issued
    and outstanding, respectively.....................        -               -
  Common stock, $.001 par value; 100,000,000
    shares authorized, 2,701,120 and 2,741,120
    shares issued and outstanding, respectively.......    2,702           2,742
Additional paid-in capital............................  180,618         191,778
Deficit accumulated during development stage.......... (172,294)       (176,814)
                                                      ---------       ---------

       Total shareholders' equity.....................   11,026          17,706
                                                      ---------       ---------

                                                      $  11,026       $  19,206
                                                      =========       =========


              See accompanying notes to financial statements

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                           Statement of Operations



                                                                  March 19,                                March 19,
                                                                    1999                                     1999
                                                                (Inception)                               (Inception)
                                          Years Ended             Through         Six Months Ended          Through
                                          December 31,           December 31,          June 30,             June 30,
                                       __________________                         ________________
                                       2001          2000           2001          2002          2001          2002
                                    __________    __________    __________     __________    __________    __________
                                                                               (Unaudited)   (Unaudited)   (Unaudited)
Operating expenses:
  Professional fees.................$    5,500     $      51    $   11,551     $    1,500     $     500    $   13,051
  Investment loss (Note 1)..........   119,500             -       119,500              -             -       119,500
  Contributed rent (Note 2).........     2,400         2,400         6,600          1,200         1,200         7,800
  Compensation......................        58           191         1,358              -             -         1,358
  Office and shop supplies..........       869           642         2,445              -           446         2,445
  Depreciation......................     2,967         1,977         6,167          1,802         1,490         7,969
  Other.............................     8,867           183         9,173             18           630         9,191
                                    ----------     ---------    ----------     ----------     ---------    ----------

       Total operating expenses.....   140,161         5,444       156,794          4,520         4,266       161,314
                                    ----------     ---------    ----------     ----------     ---------    ----------


       Loss from operations.........  (140,161)       (5,444)     (156,794)        (4,520)       (4,266)     (161,314)

Interest expense....................   (12,167)       (3,333)      (15,500)             -             -       (15,500)
                                    ----------     ---------    ----------     ----------     ---------    ----------


       Loss before income taxes.....  (152,328)       (8,777)     (172,294)        (4,520)       (4,266)     (176,814)


Income tax provision (Note 4).......         -             -             -              -             -             -
                                    ----------     ---------    ----------     ----------     ---------    ----------

       Net loss.....................$ (152,328)    $  (8,777)   $ (172,294)    $   (4,520)    $  (4,266)   $ (176,814)
                                    ==========     =========    ==========     ==========     =========    ==========


Basic and diluted loss per share....$    (0.06)    $   (0.00)                  $    (0.00)    $    0.00
                                    ==========     =========                   ==========     =========

Weighted average common shares
  outstanding....................... 2,701,720     2,185,453                    2,702,553     2,701,720
                                     =========     =========                    =========     =========


              See accompanying notes to financial statements


                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity

                                                                                                  Deficit
                                                                                                Accumulated
                                                                                   Additional      During
                                           Preferred Stock       Common Stock        Paid-in    Development
                                          _________________   ___________________
                                          Shares  Par Value   Shares    Par Value    Capital       Stage        Total
                                          ______  _________   ______    _________    _______     _________    _________
March 1999, sale of common stock
  to founders ($.001/share) (Note 2).....   -     $   -      2,000,000  $   2,000   $       -    $       -    $   2,000
March and April 1999, sale of
  common stock pursuant to private
  placement offering at $.25 per
  share, net of $710 of offering
  costs (Note 5).........................   -         -        101,720        102      24,618            -       24,720
Fair value of office space contributed
  by an officer (Note 2).................   -         -              -          -       1,800            -        1,800
Net loss.................................   -         -              -          -           -      (11,189)     (11,189)

Balance at
  December 31, 1999......................   -         -      2,101,720      2,102      26,418      (11,189)      17,331

November and December 2000, sale
  of common stock at $.25 per
  share (Note 5).........................   -         -        600,000        600     149,400            -      150,000
Fair value of office space contributed
  by an officer (Note 2).................   -         -              -          -       2,400            -        2,400
Net loss.................................   -         -              -          -           -       (8,777)      (8,777)

Balance at
  December 31, 2000......................   -         -      2,701,720      2,702     178,218      (19,966)     160,954

Fair value of office space contributed
  by an officer (Note 2).................   -         -              -          -       2,400            -        2,400
Net loss.................................   -         -              -                      -     (152,328)    (152,328)

Balance at
  December 31, 2001......................   -         -      2,701,720      2,702     180,618     (172,294)      11,026



              See accompanying notes to financial statements


                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity

                                                                                                   Deficit
                                                                                                Accumulated
                                                                                   Additional      During
                                           Preferred Stock       Common Stock        Paid-in    Development
                                          _________________   ___________________
                                          Shares  Par Value   Shares    Par Value    Capital       Stage        Total
                                          ______  _________   ______    _________    _______     _________    _________

June 2000, sale of common stock at
  $.25 per share (Note 5) (unaudited)....   -         -         40,000         40       9,960            -       10,000
Fair value of office space contributed
  by an officer (Note 2) (unaudited).....   -         -              -          -       1,200            -        1,200
Net loss (unaudited).....................   -         -              -          -           -       (4,520)      (4,520)

Balance at
  June 30, 2002 (unaudited)..............   -     $   -      2,741,720  $   2,742   $ 191,778    $(176,814)   $  17,706


              See accompanying notes to financial statements


                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                           Statement of Cash Flows





                                                                  March 19,                                March 19,
                                                                    1999                                     1999
                                                                (Inception)                               (Inception)
                                          Years Ended             Through         Six Months Ended          Through
                                          December 31,           December 31,          June 30,             June 30,
                                       __________________                         ________________
                                       2001          2000           2001          2002          2001          2002
                                    __________    __________    __________     __________    __________    __________
                                                                               (Unaudited)   (Unaudited)   (Unaudited)
Cash flows from operating
 activities:
   Net loss.........................$ (152,328)    $  (8,777)   $ (172,294)    $   (4,520)    $  (4,266)   $ (176,814)
   Adjustments to reconcile
    net loss to net cash used
    by operating activities:
       Depreciation.................     2,967         1,977         6,167          1,802         1,490         7,969
       Office space contributed
         by an officer (Note 2).....     2,400         2,400         6,600          1,200         1,200         7,800
       Investment loss (Note 1).....   119,500             -       119,500              -             -       119,500
       Changes in operating assets
         and liabilities:
          Inventory.................    (1,068)            -        (1,068)             -        (1,068)       (1,068)
          Accounts payable and
            accrued liabilities.....         -             -             -          1,500             -         1,500
          Accrued liabilities
            eliminated in
             abandonment............    12,167         3,333        15,500              -             -        15,500
                                    ----------     ---------    ----------     ----------     ---------    ----------
               Net cash used
                in operating
                 activities.........   (16,362)       (1,067)      (25,595)           (18)       (2,644)      (25,613)
                                    ----------     ---------    ----------     ----------     ---------    ----------

Cash flows from investing
  activities:
    Acquisition of property and
      equipment.....................    (5,435)            -       (14,363)             -        (5,435)      (14,363)
    Payments for mineral lease
      interests (Note 6)............         -      (135,000)     (135,000)             -             -      (135,000)
                                    ----------     ---------    ----------     ----------     ---------    ----------
               Net cash used
                 in investing
                   activities.......    (5,435)     (135,000)     (149,363)             -        (5,435)     (149,363)
                                    ----------     ---------    ----------     ----------     ---------    ----------
Cash flows from financing
  activities:
    Proceeds from the sale of
      common stock (Note 5).........         -       150,000       177,430         10,000             -       187,430
    Payments for offering
      costs (Note 5)................         -             -          (710)             -             -          (710)
                                    ----------     ---------    ----------     ----------     ---------    ----------
               Net cash provided
                 by financing
                   activities.......         -       150,000       176,720         10,000             -       186,720
                                    ----------     ---------    ----------     ----------     ---------    ----------


               Net change in cash...   (21,797)       13,933         1,762          9,982        (8,079)       11,744

Cash, beginning of period...........    23,559         9,626             -          1,762        23,559             -
                                    ----------     ---------    ----------     ----------     ---------    ----------

Cash, end of period.................$    1,762     $  23,559    $    1,762     $   11,744     $  15,480    $   11,744
                                    ==========     =========    ==========     ==========     =========    ==========
Supplemental disclosure of
  cash flow information:
    Income taxes....................$        -     $       -    $        -     $        -     $       -    $        -
                                    ==========     =========    ==========     ==========     =========    ==========
    Interest........................$        -     $       -    $        -     $        -     $       -    $        -
                                    ==========     =========    ==========     ==========     =========    ==========
Non-cash investing and financing
  activities:
    Mineral lease interests
      acquires for debt (Note 6)....$        -     $ 200,000    $  200,000     $        -     $       -    $  200,000
                                    ==========     =========    ==========     ==========     =========    ==========


              See accompanying notes to financial statements

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements

(1)    Summary of Significant Accounting Policies

Organization and Basis of Presentation
--------------------------------------

St. Joseph Energy, Inc. (the "Company") was incorporated in Colorado on March 19, 1999 as Pottery Connection, Inc. On March 19, 2001, the Company changed its name to St. Joseph Energy, Inc. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7.

The Company was originally organized to produce and sell pottery in all forms, as well as publish and sell other types of artwork including lithographs, sculptures and paintings. However, in 2000, the Company invested $335,000 in two oil and gas properties through an agreement with LDC Operating, Inc., an unrelated third party, who owned the working interests in the properties. The Company borrowed $200,000 from an individual and used a portion of the proceeds from its stock offering to make the investment. In August 2001, the Company assigned all of its rights in the properties to the lender in satisfaction of the $200,000 debt and wrote-off the investment as a total loss. The loss on the investment, which was charged to operations, totaled $119,500. Thereafter, the Company returned to its original business plan.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage enterprise that has suffered significant losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through additional funding through equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash equivalents and fair value of financial instruments
--------------------------------------------------------

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2001 or June 30, 2002 (unaudited).

The carrying amounts of cash and current liabilities approximate fair value due to the short-term maturity of the instruments.

Inventory
---------

Inventory consists of photograph prints and pottery supplies and is stated at the lower of cost or market. Cost is determined using the specific identification method.

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements

Property, equipment and depreciation
------------------------------------

Property and equipment are stated at cost. Property and equipment are depreciated over their estimated useful lives using the straight-line method. Upon retirement or disposition, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Offering costs
--------------

The Company incurred legal fees related to the preparation of its private placement memorandum. Such costs were initially deferred until the offering was completed, at which time they were recorded as a reduction of gross proceeds from the offering.

Start up costs
--------------

Costs related to the organization of the Company have been expensed as incurred.

Loss per common share
---------------------

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic loss per share exclude the impact of common stock equivalents. Diluted loss per share utilize the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no difference between the basic and diluted loss per share.

Income Taxes
------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Use of estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year-end
--------

The Company operates on a calendar year.

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements


(2)    Related Party Transactions

An officer contributed office space to the Company for all periods presented. The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent with a corresponding credit to contributed capital.

On March 19, 1999, the Company sold 2,000,000 shares of its restricted common stock to three officers for $2,000 ($.001 per share).

(3)    Property and Equipment

Property and equipment consisted of the following:

                                   December 31,     June 30,
                                      2001            2002
                                   ____________   _________
                                                  (Unaudited)

Pottery equipment...................$  7,492      $   7,492
Computer equipment..................   6,331          6,331
Other property......................     540            540
                                    --------      ---------
    Total property and equipment      14,363         14,363

Less accumulated depreciation.......  (6,167)        (7,969)
                                    --------      ---------
    Property and equipment, net     $ 8,1196      $   6,394
                                    ========      =========

(4)    Income Taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:

                                                               Six Months
                                        Years Ended               Ended
                                        December 31,             June 30,
                                        ____________
                                       2001       2000            2002
                                       ______     ______      __________
                                                              (Unaudited)
U.S. Federal statutory rate........... 27.29%     15.00%         15.00%
State income tax,
  net of federal benefit..............  3.37%      4.74%         4.74%
Contributed rent...................... -0.48%     -5.40%        -5.24%
Net operating loss for which no tax
  benefit is currently available......-30.18%    -14.34%       -14.50%
                                      -------    -------       -------
                                        0.00%      0.00%         0.00%
                                      =======    =======       =======

                           ST. JOSEPH ENERGY, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements


At December 31, 2001, the Company's current tax benefit consisted of a net tax asset of $49,069, due to operating loss carryforwards of $165,694, which was fully allowed for, in the valuation allowance of $49,069. The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended December 31, 2001 and 2000, and from March 19, 1999 (inception) through December 31, 1999 were $45,956, $1,259 and $1,854, respectively.  Net operating loss carryforwards will expire through 2021.

At June 30, 2002, the Company's current tax benefit consisted of a net tax asset of $49,724 (unaudited), due to operating loss carryforwards of $169,014 (unaudited), which was fully allowed for, in the valuation allowance of $49,724 (unaudited). The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the six months ended June 30, 2002 totaled $655.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

(5)    Shareholders' Equity

Preferred Stock
---------------

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at December 31, 2001 or June 30, 2002 (unaudited).

Common Stock
------------

During the March and April of 1999, the Company sold 101,720 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 3(b) and 4(2) of the Securities Act of 1933 (the "Act"), as amended, and Rule 504 of Regulation D promulgated thereunder. The Company received net proceeds of $24,720 after deducting offering costs totaling $710.

During the November and December of 2000, the Company sold an additional 600,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act. The Company received gross proceeds of $150,000.

During June 2002, the Company sold an additional 40,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act. The Company received gross proceeds of $10,000.

EXHIBIT 3(i)

                          ARTICLES OF INCORPORATION
                                      OF
                          Pottery Connection, Inc.


    The undersigned natural person, more than eighteen years of age, hereby establishes a corporation pursuant to the statutes of Colorado and adopts the following Articles of Incorporation:

    FIRST:  The name of the corporation is:


                           Pottery Conneciton, Inc.
Principal office           555 E. 10th Ave., #101
                           Denver, Colorado 80203

    SECOND:     The corporation shall have perpetual existence.

    THIRD:      (a) The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Colorado.

                (b) In furtherance of the foregoing purpose, the corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under the laws of the State of Colorado. In addition, it may do everything, necessary, suitable or proper for the accomplishment of any of its corporation purposes.

    FOURTH:     (a) The aggregate number of shares which the corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common stock, $.001 par value, and Twenty-Five Million (25,000,000) shares of preferred stock, $.001 par value. These preferred shares may be issued in one or more series at the discretion of the Board of Directors.

                (b) Each shareholder of record shall have one vote for each share of common stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

                (c) No shareholder of the corporation shall have any preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

                (d) The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado.

    FIFTH: The Board of Directors shall be composed of not less than two nor more than nine directors. The initial Board of Directors of the corporation who shall serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are as follows:

        NAMES                         ADDRESS

        David O. Johnson              906 E. 7th Street
        Director                      Hastings, NE 68901

        Mads Anderson                 3710 W. Prerrie Lake Rd.
        Director                      Hastings, NE 68901

        T.J. Setlik                   1325 W. 5th St.
        Director                      Hastings, NE 68901

    SIXTH:  The address of the initial registered office of the corporation is:
555 East 10th Avenue, Suite 101, Denver, CO 80203.

    The name and address of its initial registered agent is Raul N. Rodriguez, 555 East 10th Avenue, Suite 101, Denver, CO 80203.

Signature of the registered agent:   /s/Raul N. Rodriguez
                                     --------------------
                                        Raul N. Rodriguez

    SEVENTH: (a) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

              (b) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation: but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

              (c) To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

              (d) Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b)) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable if a quorum of disinterested directors so directs.

              (e) Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section (d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay Such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

              (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

              (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these

Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

    EIGHT: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and the same are in furtherance of and not in limitation of the powers, conferred by law:

    No contract or other transaction between this corporation and one or more of its directors, officers, or stockholders or between this corporation and any other corporation, firm or association in which one or more of its officers, directors, or stockholders are officers, directors or stockholders shall be either void or voidable (1) if at a meeting of' the board of directors or committee authorizing or ratifying the contract of transaction there is a quorum of persons not so interested in the contract or other transaction is approved by a majority of such quorum or (2) if the contract or other transaction is ratified at an annual or special meeting of stockholders, or (3) if the contract or other transaction is just and reasonable to the corporation of the time it is made, authorized or ratified.

    NINTH:  The name and address of the incorporator is:

                              Raul N. Rodriguez
                       555 East 10th Avenue, Suite 101
                              Denver, CO 80203


DATED THIS:  15th DAY OF MARCH, 1999.
                                            /s/Raul N. Rodriguez
                                            _________________________________
                                            Raul N. Rodriguez
                                            Incorporator and Registered Agent

EXHIBIT 3(ii)

                         Mail to: Secretary of State    For office use only  002
                            Corporations Section              Filed
                          1560 Broadway, Suite 200       Donetta Davidson
                              Denver, CO 80202       COLORADO SECRETARY OF STATE
                               (303) 894-2251              STATE OF COLORADO
MUST BE TYPED                Fax (303) 894-2242          01-19-2001  13:38:01
FILING FEE: $25.00
MUST SUBMIT TWO COPIES
                             ARTICLES OF AMENDMENT
                                    TO THE
                           ARTICLES OF INCORPORATION
Please include a typed
self-addressed envelope

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST:   The name of the corporation is Pottery Connection, Inc.

SECOND: The following amendment to the Articles of Incorporation was adopted December 15, 2000, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:

    No shares have been issued or Directors Elected -  Action by lncorporators

    No shares have been issued but Directors Elected - Action by Directors

 X Such amendment was adopted by the board of directors where shares have been issued and shareholder action was not required.

    Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

THIRD:  If changing corporate name, the new name of the corporation is

     St. Joseph Energy, Inc.

FOURTH: The manner, if not set forth in such amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows:


If these amendments are to have a delayed effective date, please list that date:
                 (Not to exceed ninety (90) days from the date of filing)



                                      Signature:  /s/David Johnson
                                                  ----------------
                                      Title:      Director

EXHIBIT 3(iii)

                                    BYLAWS

                                      OF

                           Galaxy Investments, Inc.

                                  ARTICLE I
                                  ---------

                                   Offices

    1. BUSINESS OFFICES. The principal office of the Corporation shall be located at 906 E. 7th Street, Hastings, NE 68901, and the Corporation may have one or more offices at such place or places within or without the U. S. continent as the Board of Directors may from time to time determine or as the business of the Corporation may require.

    2. REGISTERED OFFICE. The registered office of the Corporation shall be as set forth in the Articles of Incorporation, unless changed as provided by the Colorado Corporation Code.

                                  ARTICLE II
                                  ----------

                            Stockholders' Meetings

    1. ANNUAL MEETINGS. The annual meetings of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may come before the meeting shall be held within six (6) months after the close of the fiscal year of the Corporation, for the purposes of electing directors, and transacting such other business as may properly come before the meeting.

    2. SPECIAL MEETINGS. Special meetings of stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called at any time by the President or by the Board of Directors and shall be called by the President or Secretary upon the request (which shall state the purpose or purposes therefor) of a majority of the Board of Directors or of the holders of not less than ten per cent (10%) of the number of shares of outstanding stock of the Corporation entitled to vote at the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.

    3. PLACE OF MEETINGS. Meetings of stockholders shall be held at such place or places as may be designated from time to time by the Board of Directors.

    4. NOTICE OF MEETINGS. Except as otherwise provided by statute, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days prior thereto to each shareholder entitled to vote there at by delivering written or printed notice thereof to such shareholder personally or by depositing the same in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the stock transfer books of the Corporation; provided, however, that if the authorized hares of the Corporation are proposed to be increased, at least thirty (30) days notice in like manner shall be given. The notice of all meetings shall state the place, day and hour thereof. The notice of a special meeting shall, in addition, state the purposes thereof.

    (a) Notice of any meeting need not be given to any person who may become a stockholder of record after the mailing of such notice and prior to the meeting, or to any stockholder who attends such meeting, in person or by proxy, or signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of stockholders need not be given, unless otherwise required by statute.

    5. VOTING LIST. At least ten (10) days before every meeting of stockholders, a complete list of the shareholders entitled to vote there at or any adjournment thereof, arranged in alphabetical order, showing the address of each shareholder and the number of shares registered in the name of each, shall be prepared by the officer or agent of the Corporation who has charge of the stock transfer books of the Corporation. Such list shall be open at the principal office of the Corporation to the inspection of any shareholder during usual business hours for a period of at least ten (10) days prior to such meeting. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof and subject to the inspection of any shareholder who may be present.

    6. ORGANIZATION. The President or Vice President shall call meetings of stockholders to order and act as Chairman of such meetings. In the absence of said officers, any shareholder entitled to vote thereat, or any proxy of any such shareholder, may call the meetings to order and a Chairman shall be elected by a majority of the stockholders entitled to vote thereat. In the absence of the Secretary and Assistant Secretary of the Corporation, any person appointed by the Chairman shall act as secretary of such meetings.

    7. AGENDA AND PROCEDURE. The Board of Directors shall have the responsibility of establishing an agenda for each meeting of stockholders, subject to the rights of stockholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The Chairman shall be charged with the orderly conduct of all meetings of stockholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, the Articles of Incorporation or these Bylaws, Robert's Rule of Order (as last revised) shall govern the disposition of the matter.

    8. QUORUM. (a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of stockholders of the Corporation, the presence at the meetings of stockholders of the Corporation, presence at the commencement of such meetings in person or by proxy of stockholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any stockholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

    (b) Despite the absence of a quorum at any annual or special meeting of stockholders, the stockholders, by a majority of the votes cast by the holders of shares entitled to vote thereat, may adjourn the meeting.

    9. ADJOURNMENT. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.
At the adjourned meeting any business may be transacted which might have been transacted at the original meeting.

    10. VOTING. (a) Each shareholder shall at every meeting of stockholders, or with respect to corporate action which may be taken without a meeting, be entitled to one vote for each share of stock having voting power held of record by such shareholder on the record date designated therefor pursuant to section
3 of Article XI of these Bylaws (or the record date established pursuant to statute in the absence of such designation); provided that the cumulative system of voting for the election of directors or for any other purpose shall not be allowed.

    (b) Each shareholder so entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for him by proxy executed in writing by such shareholder (or by his duly authorized attorney in fact) and delivered to the secretary of the meeting (or if there is no meeting to the Secretary of the Corporation); provided that no such proxy shall be voted or acted upon after eleven (11) months from the date of its execution, unless such proxy expressly provides for a longer period.

    (c) When a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of a statute, or the Articles of Incorporation, or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision on such question.

    11.  INSPECTORS.  The Chairman of the meeting may at any time appoint one
(1) inspector to serve at a meeting of the stockholders. Such inspectors shall decide upon the qualifications of voters, including the validity of proxies, accept and count the votes for and against the questions presented, report the results of such votes, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the questions presented. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any question other than a vote for or against his election to any position with the Corporation or on any other question in which he may be directly interested.

                                 ARTICLE III
                                 -----------

                              Board of Directors

    1. ELECTION AND TENURE. The business and affairs of the Corporation shall be managed by a Board of Directors who shall be elected at the annual meetings of stockholders by plurality vote. Each director shall be elected to serve and to hold office until the next succeeding annual meeting and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

    2. NUMBER AND QUALIFICATION. The Board of Directors shall consist of not less than two nor more than nine members, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than two (2), unless all of the outstanding shares of stock are owned beneficially and of record by less than two (2) stockholders, in which event the number of directors shall not be less than the number of stockholders or the minimum permitted by statute.

    3. ORGANIZATION MEETINGS. As soon as practicable after each annual election of directors, the Board of Directors shall meet for the purpose of organization, selection of a Chairman of the Board, election of officers and the transaction of any other business.

    4. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at such time or times as may be determined by the Board of Directors and specified in the notice of such meeting.

    5. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the President or Secretary on the written request of any two (2) directors.

    6. PLACE OF MEETINGS. Any meeting of the Board of Directors may be held at such place or places as shall from time to time be determined by the Board of Directors or fixed by the Chairman of the Board and as shall be designated in the notice of the meeting.

    7. NOTICE OF MEETINGS. Notice of each meeting of directors, whether organizational, regular or special, shall be given to each director. If such Notice is given either (a) by delivering written or printed Notice to a director personally or (b) by telephone personally to such director, it shall be so given at least two (2) days prior to the meeting. If such Notice is given either (a) by depositing a written or printed Notice in the United States mail, postage prepaid, or (b) by transmitting a cable or telegram or facsimile in all cases directed to such director at his residence or place of business, it shall be so given at least four (4) days prior to the meeting. The Notice of all meetings shall state the place, date and hour thereof, but need not, unless otherwise required by statute, state the purpose or purposes thereof.

    8. ELECTION. Except as may otherwise be provided herein or in the Certificate of Incorporation by way of cumulative voting rights, the members of the Board of Directors of the Corporation, who need not be stockholders, shall be elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares of stock present in person or by proxy, entitled to vote in the election.

    9. QUORUM. A majority of the number of directors fixed by paragraph 2 of this Article III shall constitute a quorum at all meetings of the Board of Directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, other than announcement at the meeting, until a quorum shall be present.

    10. ORGANIZATION, AGENDA AND PROCEDURE. The Chairman of the Board or in his absence any director chosen by a majority of the directors present shall act as Chairman of the meetings of the Board of Directors. In the absence of the Secretary and Assistant Secretary, any person appointed by the Chairman shall act as secretary of such meetings. The agenda of and procedure for such meetings shall be as determined by the Board of Directors.

    11. RESIGNATION. Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board of Directors, to the Chairman of the Board, the President, any Vice President or the Secretary of the Corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

    12. REMOVAL. Except as otherwise provided in the Articles of Incorporation or in these Bylaws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock entitled to vote for the election of directors of the Corporation given at a special meeting of the stockholders called and held for such purpose. The vacancy in the Board of Directors caused by any such removal may be filled by such stockholders at such meeting or, if the stockholders at such meeting shall fail to fill such vacancy, by the Board of Directors as provided in paragraph 12 of this Article III.

    13. VACANCIES. Except as provided in paragraph 11 of this Article III, any vacancy occurring for any reason in the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors. Any directorship to be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or at a special meeting of stockholders called for that purpose. A director elected to fill a vacancy shall be elected for the un-expired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation or removal. A director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

    14. EXECUTIVE COMMITTEE. The Board of Directors, by resolution adopted by a majority of the number of directors fixed by paragraph 2 of this Article III, may designate two (2) or more directors to constitute an executive committee, which committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation.

    15. COMPENSATION OF DIRECOTRS. Each director may be allowed such amount per annum or such fixed sum for attendance at each meeting of the Board of Directors or any meeting of an executive committee, or both, as may be from time to time fixed by resolution of the Board of Directors, together with reimbursement for the reasonable and necessary expenses incurred by such director in connection with the performance of his duties. Nothing herein contained shall be construed to preclude any other capacity and receiving proper compensation therefor.

    16. DUTIES AND POWERS. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the stockholders.

                                  ARTICLE IV
                                  ----------

                    Waiver of Notice and Action by Consent

    1. WAIVER OF NOTICE. Whenever any notice whatever is required to be given under the provisions of a statute or of the Articles of Incorporation, or by these Bylaws, a waiver thereof either in writing signed by the person entitled to said notice (or such person's agent or attorney in fact thereunto authorized) or by telegraph, cable, facsimile or any other available method, whether before, at or after the time stated therein, or the appearance of such person or persons at such meeting in person or by proxy (except for the sole purpose of challenging the propriety of the meeting), shall be deemed equivalent to such notice.

    2. ACTION WITHOUT A MEETING. Any action required or which may be taken at a meeting of the directors, stockholders or members of any executive committee of the Corporation, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, stockholders, or members of the executive committee, as the case may be, entitled to vote with respect to the subject matter thereof.


                                 ARTICLE V
                                 ---------

                                 Officers

    1. ELECTION AND TENURE. The Board of Directors annually shall elect a President, a Secretary, and a Treasurer. The Board of Directors may also elect or appoint such Vice Presidents, other officers and assistant officers as may be determined by the Board of Directors.

The Board of Directors may delegate to any such officer the power to appoint or remove subordinate officers, agents, or employees. Any two or more offices may be held by the same person, except the offices of President and Secretary. Each officer so elected or appointed shall continue in office until his successor shall be elected or appointed and shall qualify, or until his successor shall be elected or appointed and shall qualify, or until his earlier death, resignation or removal.

    2. RESIGNATION, REMOVAL AND VACANCIES. Any officer may resign at any time by giving written notice thereof to the Board of Directors or to the President. Such resignation shall take effect on the date specified therein and no acceptance of the same shall be necessary to render the same effective. Any officer may at any time be removed the by the affirmative vote of a majority of the number of directors specified in section 2 of Article III of these Bylaws, or by an executive committee thereunto duly authorized. If any office becomes vacant for any reason, the vacancy may be filled by the Board of Directors. An Officer appointed to fill a vacancy shall be appointed for the un-expired term of his predecessor in office and shall continue in office until his successor shall be elected or appointed and shall qualify, or until his earlier death, resignation or removal.

    3. PRESIDENT. The President shall be the chief executive officer of the Corporation. He shall preside at all meetings of the stockholders and shall have general and active management of the business of the Corporation. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors.

    4. VICE PRESIDENT. The Vice President shall perform such duties and possess such powers as from time to time may be assigned to them by the Board of Directors or by the President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election or appointment) shall perform the duties of the President and when so performing shall have all the powers of and be subject to all the restrictions upon the President.

    5. SECRETARY. The Secretary shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors or the President. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of Secretary, including without limitation the duty and power to give notice of all Meetings of Stockholders and the Board of Directors, to attend such meetings and keep a record of the proceedings, and to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents, the execution of which on behalf of the Corporation is authorized by these Bylaws or by the action of the Board of Directors.

    6. TREASURER. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors or the President. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, disburse such funds as ordered by the Board of Directors, making proper accounts thereof, and shall render as required by the Board of Directors statements of all such transactions as Treasurer and of the financial condition of the Corporation.

    7. ASSISTANT SECRETARIES. The Assistant Secretaries shall perform such duties and possess such powers as from time to time shall be assigned to them by the Board of Directors, the President or the Secretary. In the absence, inability or refusal to act of the Secretary, the Assistant Secretaries in the order determined by the Board of Directors shall perform the duties and exercise the powers of the Secretary.

    8. ASSISTANT TREASURERS. The Assistant Treasurers shall perform such duties and possess such powers as from time to time shall be assigned to them by the Board of Directors, the President, or the Treasurer. In the absence, inability or refusal to act of the Treasurer, the Assistant Treasurers, in the order determined by the Board of Directors, shall perform the duties and exercise the powers of the Treasurer.

    9. BOND OF OFFICERS. The Board of Directors may require any officer to give the Corporation a bond in such sum, and with such surety or sureties, as shall be satisfactory to the Board of Directors for such terms and conditions as the Board of Directors may specify, including without limitation, for the faithful performance of his duties and for the restoration to the Corporation of all property in his possession or under his belonging to the Corporation.

    10. SALARIES. Officers of the Corporation shall be entitled to such salaries, emoluments, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.


                                  ARTICLE VI
                                  ----------

                               Indemnification

    1. THIRD PARTY ACTIONS. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    2. DERIVATIVE ACTIONS. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

    3. EXTENT OF INDEMNIFICATION. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections
1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    4.  DETERMINATION.  Any indemnification under sections 1 and 2 of this
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 1 and 2 of this Article VI. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

    5. PAYMENT IN ADVANCE. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in Section 4 of this Article VI upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

    6. INSURANCE. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

    7. OTHER COVERAGE. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.


                                  ARTICLE VII
                                  -----------

                       Execution of Instruments; Loans;
                 Checks and Endorsements; Deposits; Proxies

    1. EXECUTION OF INSTRUMENTS. The President or any Vice President shall have power to execute and deliver on behalf and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation, except as otherwise provided in these Bylaws or where the execution and delivery thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Unless authorized so to do by these Bylaws or by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

    2. LOANS. No loan shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued, endorsed or accepted in its name, unless authorized by the Board of Directors or a standing committee designated by the Board of Directors so to act. Such authority may be general or confined to specific instances. When so authorized, the officer or officers thereunto authorized may effect loans at any time for the Corporation from any bank or other entity and for such loans may execute and deliver promissory notes or other evidences of indebtedness of the Corporation, and when authorized as aforesaid, as security for the payment of any and all loans (and any obligations incident thereto) of the Corporation, may mortgage, pledge, or otherwise encumber any real or personal property, or any interest therein, at any time owned or held by the Corporation, and to that end may execute and deliver such instruments as may be necessary or proper in the premises.

    3. CHECKS AND ENDORSEMENTS. All checks, drafts or other orders for the payment of money, obligations, notes or other evidences of indebtedness, bills of lading, warehouse receipts, trade acceptances, and other such instruments shall be signed or endorsed by such officers or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors, which resolution may provide for the use of facsimile signatures.

    4. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the Corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the Corporation or its order.

    5. PROXIES. Unless otherwise provided by resolution adopted by the Board of Directors, the President or any Vice President may from time to time appoint one or more agents or attorneys in fact of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation, association or other entity any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation, association or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other Corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.


                                 ARTICLE VIII
                                 ------------

                               Shares of Stock

    1. CERTIFICATES OF STOCK. Every holder of stock of the Corporation shall be entitled to have a certificate certifying the number of shares owned by him in the Corporation and designating the class of stock to which such shares belong, which shall otherwise be in such form as is required by law and as the Board of Directors shall prescribe. Each such certificate shall be signed by the President or a Vice President and the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation; provided, however, that where such certificate is signed or countersigned by a transfer agent or registrar (other than the Corporation or any employee of the Corporation) the signatures of such officers of the Corporation may be in facsimile form. In case any officer of the Corporation who shall have signed, or whose facsimile signature shall have been placed on, any certificate shall cease for any reason to be such officer before such certificate shall have been issued or delivered by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation as though the person who signed such certificate, or whose facsimile signature shall have been placed thereon, had not ceased to be such officer of the Corporation.

    2. RECORD. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the Corporation issued, the number of shares represented by each such certificate, and the date thereof, and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof, and thus a holder of record of such shares of stock, for all purposes as regards the Corporation.

    3. TRANSFER OF STOCK. Transfers of shares of the stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized, and on the surrender of the certificate or certificates for such shares properly endorsed.

    4. TRANSFER AGENTS AND REGISTRARS; REGULATIONS. The Board of Directors may appoint one or more transfer agents or registrars with respect to shares of the stock of the Corporation. The Board of Directors may make rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation.

    5. LOST, DESTROYED OR MUTILATED CERTIFICATES. The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate previously issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper to do so.


                                  ARTICLE IX
                                  ----------

                                Corporate Seal

    1. CORPORATE SEAL. The corporate seal shall be in such form, as shall be approved by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The impression of the seal may be made and attested by either the Secretary or an Assistant Secretary for the authentication of contracts or other papers requiring the seal.

                                  ARTICLE X
                                  ---------

                                 Fiscal Year

    1. FISCAL YEAR. The fiscal year of the Corporation shall be such year as shall be established by the Board of Directors.

                                  ARTICLE XI
                                  ----------

                         Corporate Books and Records

    1. CORPORATE BOOKS. The books and records of the Corporation may be kept within or without the State of Colorado at such place or places as may be from time to time designated by the Board of Directors.

    2. ADDRESSES OF STOCKHOLDERS. Each shareholder shall furnish to the Secretary of the Corporation or the Corporation's transfer agent, an address to which notices from the Corporation, including notices of meetings, may be directed and if any shareholder shall fail so to designate such an address, it shall be sufficient for any such notice to be directed to such shareholder at his address last known to the Secretary or transfer agent.

    3. RECORD DATE. In lieu of closing the stock ledger of the Corporation, the Board of Directors may fix, in advance, a date not exceeding sixty (60) days, nor less then ten (10) days, as the record date for the determination of stockholders entitled to receive notice of, or to vote at, any meeting of stockholders, or to consent to any proposal without a meeting, or for the purposes of determining stockholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action.
If no record date is fixed, the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day preceding the day on which the meeting is held; the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

    4. AUDITS OF BOOKS AND ACCOUNTS. The corporation's books and accounts shall be audited at such times and by such auditors as shall be specified and designated by resolution of the Board of Directors.


                                  ARTICLE XII
                                  -----------

                               Emergency Bylaws

    1. EMERGENCY BYLAWS. The Board of Directors may adopt emergency Bylaws in accordance with and pursuant to the provisions therefor from time to time set forth in the Colorado Corporation code.

                                 ARTICLE XIII
                                 ------------

                                  Amendments

    1. Amendments. All Bylaws of the Corporation shall be subject to alteration, amendment or repeal, and new Bylaws may be added, by the affirmative vote of a majority of a quorum of the members of the Board of Directors at any regular or special meeting.
________________________________________________________________________________

    The undersigned directors have adopted the foregoing Bylaws as the initial Bylaws of Pottery Connection, Inc.


_____________________________
David Johnson-Director


_____________________________
Mads Anderson-Director


_____________________________
T.J. Setlik-Director

EXHIBIT 4.0


Form of stock certificate

      Number                      Pottery                            Shares
 (certificate no.)            Connection, Inc.                    (no. shares)

                  AUTHORIZED COMMON STOCK 100,000,000 SHARES
                          PAR VALUE $.001 PER SHARE

    THIS CERTIFIES THAT       (Shareholder name)

    IS THE RECORD HOLDER OF     (No. of shares)

              -Shares of POTTERY CONNECTION, INC. Common Stock-

    transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

              Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

    Dated:   (date)

NO SALE, OFFER TO SELL OR TRANSFER THE SHARES REFERENCED BY THIS CERTIFICATE SHALL BE MADE UNLESS A REGISTRATION STATEMENT UNDER THE FEDERAL SECURITIS ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH SAHRES IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IN THEN IN EFFECT APPLICAPLE TO SUCH SHARES


 [Corporate]       /s/TJ Setlik                         /s/David O. Johnson
   [Seal]          -------------------                  -------------------
                    Secretary                            President